NO ACT

PE
1-23-09



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE




09011529

March 23, 2009

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-23-09

Abbe L. Dienstag
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036-2714

Re: Vishay Intertechnology, Inc.
Incoming letter dated January 23, 2009

Dear Mr. Dienstag:

This is in response to your letter dated January 23, 2009 concerning the shareholder proposal submitted to Vishay by Paul Eisenman. We also have received a letter from the proponent dated February 10, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Paul Eisenman

*** FISMA & OMB Memorandum M-07-16 ***

March 23, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Vishay Intertechnology, Inc.
Incoming letter dated January 23, 2009

The proposal requires the board of directors to make an irrevocable offer within 45 days to repurchase and cancel any or all of the company's class B shares in exchange for per share consideration of 2.5 shares of the company's publicly traded common stock.

There appears to be some basis for your view that Vishay may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e. the repurchase of Vishay securities). Accordingly, we will not recommend enforcement action to the Commission if Vishay omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Vishay relies.

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: cmnpf*** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, February 10, 2009 2:25 PM
To: shareholderproposals
Subject: Shareholder Proposal of Paul Eisenman

PAUL EISENMAN

*** FISMA & OMB Memorandum M-07-16 ***

February 10, 2009

By E-Mail shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re: Shareholder Proposal of Paul Eisenman

Dear Sirs:

I am in receipt of a copy of a letter to you dated January 23, 2009 from Abbe L. Dienstag, which he did not bother to send to me until two days after he sent it to you. Mr. Dienstag, on behalf of Vishay Intertechnology, Inc. ("Vishay"), has objected to my shareholder proposal, a copy of which Mr. Dienstag annexed to his letter of January 23, 2009.

Vishay objects to my proposal on two grounds. First that it is excludable because purportedly it is improper under state law and second, because it deals with matters relating to the company's ordinary business operations.

I am not a lawyer so I must place my trust in the Securities and Exchange Commission ("SEC") to evaluate Mr. Dienstag's objections as a matter of law. However, you do not have to be a lawyer to understand that Vishay's objections make no sense.

Essentially, Vishay's first position is that Delaware law places the management of the corporation in the hands of the board of directors and that SEC has no choice but to defer to the board of directors with respect to any shareholder proposal put forward. Obviously, that makes no sense, especially in this case. Felix Zandman, who admittedly controls Vishay through his ownership or control of the Class B shares (see, Vishay's 10K), controls the election of all directors as well. If the SEC were to permit Vishay to exclude a shareholder proposal on this basis, what the SEC would be condoning is all controlling shareholders being able to block any shareholder proposal that would limit their power because they control the board of directors and, therefore, the board's exercise of the authority to determine whether any proposal to limit the controlling shareholder's power is submitted to the shareholders. Guess what a controlling shareholder is going to do in that situation.

The basis of Vishay's second objection is that my proposal purportedly relates to ordinary business operations. That objection makes no sense either. My proposal is that the company offer to exchange normal common shares for vote enhanced common shares for the purpose of limiting the power of the controlling shareholder. Clearly, that is not within the ordinary business operation of Vishay. It is a matter that is important to each and every shareholder that should be decided at a shareholder level not at a board level, especially in this case.

Therefore, I respectfully request that the SEC not grant Vishay's request to exclude my proposal from its 2009 proxy materials and that, if they do so, the SEC bring an immediate enforcement action against Vishay to compel the inclusion of such proposal in Vishay's 2009 proxy materials.

Very truly yours,

Paul Eisenman

KRAMER LEVIN NAFTALIS & FRANKEL LLP

Ari Edelman, Esq.
Phone: 212-715-9341
Fax: 212-715-8062
aedelman@kramerlevin.com

January 26, 2009

By Federal Express

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re: Shareholder Proposal of Paul Eisenman

Ladies and Gentlemen:

On January 23, 2009, we filed electronically the enclosed letter on behalf of our client, Vishay Intertechnology, Inc. Enclosed please find a hard copy of such filing.

Please feel free to contact me should you have any questions or comments regarding the above-referenced matter.

Very truly yours,



Ari Edelman, Esq.

KRAMER LEVIN NAFTALIS & FRANKEL LLP

ABBE L. DIENSTAG
PARTNER
PHONE 212-715-9280
FAX 212-715-8000
ADIENSTAG@KRAMERLEVIN.COM

January 23, 2009

By E-Mail

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Shareholder Proposal of Paul Eisenman

Ladies and Gentlemen:

Our client, Vishay Intertechnology, Inc. (the "Company"), has received from Paul Eisenman a shareholder proposal and supporting statements for inclusion in the Company's proxy statement and form of proxy for its 2009 Annual Meeting of Shareholders. The Company believes that it properly may omit the proposal from its proxy materials for the reasons discussed in this request letter.

On behalf of the Company, we respectfully request confirmation that the staff of the Division of Corporation Finance will not recommend any enforcement action to the Securities and Exchange Commission if the Company excludes the proposal from its proxy materials, in reliance on those provisions of Rule 14a-8 under the Securities Exchange Act of 1934, as amended, discussed below.

Pursuant to Rule 14a-8(j) under the Exchange Act, we are sending today a copy of this letter and its attachments to the proponent as notice of the Company's intention to omit the proposal from its proxy materials.

Mr. Eisenman's letter of December 17, 2008, together with related correspondence, is attached as Appendix I to this letter.

The Proposal

The proposal directs the Company's Board of Directors to offer to repurchase all of the issued and outstanding shares of the Company's Class B Common Stock within 45 days of the adoption of the proposal, in exchange for 2.5 shares of the Company's Common Stock. Such offer shall expire 30 days from the date of the offer.

Bases for Exclusion of Proposal from Proxy Materials

1. **The proposal is excludable under Rule 14a-8(i)(1) because it is improper under state law.**

We are of the opinion that the proposal may be properly omitted from the Company's proxy materials because it is improper under state law, in violation of Rule 14a-8(i)(1).

Rule 14a-8(i)(1) provides that an issuer may exclude a proposal from its proxy materials "[i]f the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Company is incorporated under the laws of the State of Delaware. The proposal was not drafted as a request of, or recommendation to, the Company's Board of Directors, but rather mandates action by the Company's Board of Directors, which is improper under the laws of the State of Delaware.

As a general matter, the directors of a Delaware corporation are vested with the power and authority to manage the business and affairs of the corporation. Section 141(a) of the Delaware General Corporation Law provides, in pertinent part: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." The Delaware Supreme Court described this grant of power as follows: "A cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." *Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984).

The Delaware Chancery Court has stated that the rationale behind this principle is as follows: "Stockholders are the equitable owners of the corporation's assets. However, the corporation is the legal owner of its property and the stockholders do not have any specific interest in the assets of the corporation. Instead, they have the right to share in the profits of the company and in the distribution of its assets on liquidation. Consistent with this division of interests, the directors rather than the stockholders manage the business and affairs of the corporation and the directors, in carrying out their duties, act as fiduciaries for the company and its stockholders." *Norte & Co. v. Manor Healthcare Corp.*, 1985 Del. Ch. Lexis 526 (citations omitted).

The staff has consistently acknowledged that shareholder mandates that intrude on the authority of a company's board of directors are properly excludable under Rule 14a-8(i)(1). See, e.g., *Cambridge Heart, Inc.* (March 25, 2008) (proposal to amend the issuer's certificate of incorporation); *PG&E Corp.* (March 7, 2008) (proposal to require the chief executive officer to disclose annually his contributions to the company's operations); *MGM Mirage* (February 6,

2008) (proposal to pay dividends). We submit, therefore, that the subject proposal may be omitted from the Company's proxy materials on the basis of Rule 14a-8(i)(1).[1]

2. The proposal is excludable under Rule 14a-8(i)(7) because it deals with matters relating to the Company's ordinary business operations.

The proposal may be properly omitted from the Company's proxy materials in accordance with Rule 14a-8(i)(7), which provides that a shareholder proposal may be omitted if it "deals with a matter relating to the company's ordinary business operations." In *Exchange Act Release No. 34-40018* (May 21, 1998), the Commission explained that the ordinary business operations exclusion is concerned with "the degree to which the proposal seeks to 'micro manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This consideration may come into play in a number of circumstances, such as where the proposal involves intricate detail or seeks to impose specific time-frames or methods for implementing complex policies."

The proposal relates to the implementation of a stock repurchase, including the terms, conditions and mechanics of such repurchase, which the staff has repeatedly held to be ordinary course activity in respect of which proposals may be excluded under Rule 14a-8(i)(7). See *Medstone International, Inc.* (May 1, 2003) (proposal to repurchase a certain amount of shares at a specified price); *Apple Computer, Inc.* (March 3, 2003) (proposal to amend a stock repurchase plan by establishing specified procedures for the design and implementation of the program); *Cleco Corporation* (January 21, 2003) (proposal to redeem all shares of the issuer's preferred stock); *LTV Corp.* (February 7, 2000) (proposal involving a repurchase program, including specific prices and amounts); *Food Lion, Inc.* (January 22, 1996) (proposal to amend a stock repurchase plan to accelerate and expand the amount of stock repurchased); *Clothestime Inc.* (March 13, 1991) (proposal involving specific terms and conditions for a share repurchase program).

The proposal here underscores the problem with proxy materials' becoming a platform for intrusion into the management function of a company's board of directors.

---

[1] We understand that the staff may permit a proponent to revise a proposal that is excludable on the basis of Rule 14a-8(a)(i)(1) so that it constitutes a recommendation or request, rather than a direction, to the board of directors. Staff Legal Bulletin No. 14 §D.5 (July 13, 2001). We note in this regard, however, that by our letter of December 23, 2008 the proponent was alerted to the Rule 14a-8(i)(1) defect in his proposal and was given the opportunity to remedy this defect. By his letter of January 7, 2009, the proponent expressly declined to do so.

The Company has had a dual class capital structure since 1987. The considerations for implementing and maintaining such a structure are complex and involve issues of governance, share value, takeover protections, the continuing vision and importance to the Company of the Company's founder, who is the principal holder of the Class B Common Stock, the rights and expectations of the Common Stock holders and the Class B Common Stock holders, the costs of unwinding the dual class capital structure and the lack of any assurance that the holders of the Class B Common Stock would agree to participate in a transaction that would divest them of their shares of Class B Common Stock. Nonetheless, the proponent would impose on the Company's Board a detailed and time-specific program for eliminating the shares of the Company's Class B Common Stock, including—

- a specific time-frame for commencing an offer to acquire the shares of the Class B Common Stock, which would be 45 days from the adoption of the proposed resolution;

- a specific time-frame for keeping the offer open, which would be 30 days from the date of commencement; and

- a specific ratio of exchange, which would be 2.5 shares of Common Stock for each share of Class B Common Stock.

The proposal would appear to implicate precisely the concerns of the Commission that underlie the Rule 14a-8(i)(7) exclusion. The proposal both "involves intricate detail" and "seeks to impose specific time-frames or methods for implementing complex policies."

Astronics Corporation (March 2, 2001) is directly on point. In that letter, a shareholder proposal sought the redemption of all of the outstanding shares of the issuer's class B common stock and their conversion on a one-for-one basis into the issuer's class A common stock. The class B common stock was held principally by management and had ten votes per share, while the class A common stock was held principally by non-management stockholders and had one vote per share. The staff agreed that the proposal could be excluded under Rule 14a-8(i)(7).

We submit, therefore, that the proposal may be omitted from the Company's proxy materials on the basis of Rule 14a-8(i)(7).

Conclusion

We respectfully submit, for the foregoing reasons, that the proposal may be omitted from the Company's proxy materials in accordance with Rules 14a-8(i)(1) and 14a-8(i)(7). We respectfully request that the staff confirm that it will not recommend any enforcement action if the proposal is omitted from the Company's 2009 proxy materials.

If you have any questions regarding this request or require additional information, please contact the undersigned at (212) 715-9280 or fax (212) 715-8000.

Very truly yours,



Abbe L. Dienstag

cc: Mr. Paul Eisenman
Dr. Lior Yahalomi, Executive Vice President and CFO, Vishay Intertechnology, Inc.
William Clancy, Corporate Secretary, Vishay Intertechnology, Inc.
Avner Lahat, Director of Legal Services, Vishay Intertechnology, Inc.

Appendix I

PROPOSAL AND RELATED CORRESPONDENCE

PAUL EISENMAN

*** FISMA & OMB Memorandum M-07-16 ***

December 17, 2008

By Federal Express

Vishay Intertechnology, Inc.
63 Lincoln Highway
Malverne, PA 19355

Re: Shareholder Proposal for Vishay Intertechnology, Inc.
Pursuant to SEC Rule 14a-8

Dear Sir/Madam:

Delivered herewith are:

(a) a Shareholder Proposal for Vishay Intertechnology, Inc. submitted pursuant to SEC Rule 14a-8; and

(b) a Verification of Shareholder for the Shareholder Proposal.

Very truly yours,



Paul Eisenman

Enclosures

cc: Mr. Felix Zandman, Chairman
Mr. Wayne Rogers
Mr. Zvi Grinfas
Dr. Gerald Paul
Mr. Eliyahu Hurvitz
Dr. Abraham Ludomirski
Mr. Mark I. Solomon
Mr. Zvi Shoshani
Mr. Thomas C. Wertheimer
Mr. Marc Zandman
Ms. Ruta Zandman
Ms. Barbara J. Winslow
Ms. Deborah Larkin
Ms. Eugenia A. Ames
Mr. Ronald J. Stein, Esq.

RESOLUTION

RESOLVED, that:

The Board of Directors makes an irrevocable offer within 45 days of the adoption of this resolution to repurchase and cancel the class B shares issued to the Slaner family, held in various trusts, including a voting trust of which Felix Zandman has voting control, but in which the Slaner adult children have a beneficial interest. The consideration shall be 2.5 shares of Vishay publicly traded common stock for each B share. The total number of class B shares beneficially owned by the Slaner family as of 4/16/07 was approximately 5,644,482 shares. The offer will expire 30 days from the date of the offer.

DISCUSSION

The intent of this resolution is to take voting control of the Corporation away from Felix Zandman and turn it over to the publicly traded common shareholders. Vishay has two classes of voting stock; (a) the publicly traded common (1 vote per share), approximately 54% of the voting power and (b) the B shares (10 votes per share), approximately 46% of the voting power. Although Felix Zandman owns only 4.7% of the equity of the Corporation, he essentially has sole voting power over substantially all of the B shares and, thus, control of the Corporation which he has used for his and his family's benefit, to the detriment of the Slaners and other shareholders by, for example:

- Amended performance-based compensation plan for Zandman
- Amending his employment contract to give himself a claim against the Corporation that could exceed $1B (See, Form 14 A filed 4/16/08, p.38
- Amendment to Company's certificate to authorize new class C shares (10 shares for one vote) withdrawn after lawsuit (See, Form 14 A filed 5/4/06)
- Senior Executive Phantom stock plan
- Staggered Board which includes family members and non-independent people

As of February 25, 2008, Vishay had approximately 14.35 million B shares outstanding. Felix Zandman and his family owned approximately 8.71 million B shares (4.6% of equity) and the Slaner family owned approximately 5.64 million B shares. B shares are exchangeable for publicly traded shares on a one for one basis at the option of the owner. There are 172 million publicly traded shares outstanding.

This resolution would compel the Corporation to offer to exchange each Slaner family B share (10 votes) for 2.5 common (1 vote) publicly traded shares. The net result would be the issuance of 8.4 million shares of new publicly traded common stock, resulting in a 4.7% dilution of the publicly traded stock, but also a reduction to 32% of Felix Zandman's voting power and a better chance for the publicly traded common shareholders, i.e., the shareholders who have the greatest financial stake in the Corporation, to take control of the Corporation.

Recent research suggests that voting control by insiders may lead to management entrenchment that can have a negative impact on firm investment (Gompers, Ishall & Metrick, Incentives vs. Control: An Analysis of U.S. Dual-class Companies (Jan. 2004)

KRAMER LEVIN NAFTALIS & FRANKEL LLP

ABBE L. DIENSTAG
PARTNER
PHONE 212-715-9280
FAX 212-715-8000
ADIENSTAG@KRAMERLEVIN.COM

December 23, 2008

VIA FEDERAL EXPRESS

Mr. Paul Eisenman

*** FISMA & OMB Memorandum M-07-16 ***

Re: Notice of Defects of Shareholder Proposal

Dear Mr. Eisenman:

We are writing on behalf of our client Vishay Intertechnology, Inc. By letter dated December 17, 2008, you submitted a proposal to the Company for action at the 2009 annual shareholders meeting.

Pursuant to Rule 14a-8(f) under the Securities Exchange Act of 1934, this letter notifies you of the following defects in your submission.

Improper Under State Law in Violation of Rule 14a-8(i)(1)

Rule 14a-8(i)(1) under the Exchange Act provides that an issuer may exclude a proposal that is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization. Your proposal appears to mandate that the Company's Board of Directors cause the Company to offer to exchange each share of the Company's Series B Common Stock held by the Slaner family for 2.5 shares of the Company's Common Stock.

The Company is incorporated under the laws of the State of Delaware. Section 141(a) of the Delaware General Corporation Law provides, in pertinent part: "The business and affairs of every corporation organized under this chapter shall be managed by or under the direction of a board of directors, except as may be otherwise provided in this chapter or in its certificate of incorporation." The Delaware Supreme Court described this grant of power as follows: "A cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation." *Aronson v. Lewis*, 473 A. 2d 805, 811 (Del. 1984).

Accordingly, your proposal is an improper subject for action by shareholders under Delaware law, in violation of Rule 14a-8(i)(1).

Violation of Law in Violation of Rule 14a-8(i)(2)

Rule 14a-8(i)(2) under the Exchange Act provides that an issuer may exclude a proposal that would, if implemented, cause the issuer to violate any state, federal or foreign law to which the issuer is subject.

Rule 13e-4(f)(8) under the Exchange Act provides that an issuer shall not make a tender offer "unless the tender offer is open to all security holders of the class of securities subject to the tender offer, or the consideration paid to any security holder for securities tendered in the tender offer is the highest consideration paid to any other security holder for securities tendered in the tender offer." Your proposal, if implemented, would cause the issuer to make a tender offer to some, but not all, of the holders of the Company's Class B Common Stock.

Accordingly, your proposal, if implemented, would cause the Company to violate Rule 13e-4(f)(8) under the Exchange Act, in violation of Rule 14a-8(i)(2).

Time for Remediation

If you do not timely remedy your proposal to the extent in violation of the rules of the Securities and Exchange Commission, those rules permit the Company to exclude your proposal from its proxy materials. To be timely, your response must be postmarked, or transmitted electronically, within 14 calendar days from the date you receive this letter.

You should be aware that the Company is investigating whether your proposal may fail to comply with the rules of the Commission on other grounds which cannot be remedied. If that is determined to be the case, it is the intention of the Company to exclude your proposal from its proxy materials for the 2009 annual meeting on those grounds as well.

Very truly yours,



Abbe L. Dienstag

cc: William M. Clancy, Corporate Secretary, Vishay Intertechnology, Inc.
Avner Lahat, Director of Legal Services, Vishay Intertechnology, Inc.

PAUL EISENMAN

*** FISMA & OMB Memorandum M-07-16 ***

January 7, 2009

By Fax (212) 715-8000 and Regular Mail

Abbe L. Dienstag, Esq.
Kramer, Levin, Naftalis & Frankel, LLP
1177 Avenue of the Americas
New York, NY 10036-2714

Dear Mr. Dienstag:

Thank you for your letter of December 23, 2008. Your letter claims that there are two defects in my proposed resolution attached to my letter dated December 17, 2008. First, you claim that the proposed resolution is improper under Rule 14a-8(i)(1) of the Securities Exchange Act of 1934 because, according to you, it is an improper subject for action by shareholders under Delaware Law §141(a). Second, you claim that the proposed resolution violates Rule 14a-8(i)(2) under the Securities Exchange Act of 1934 because you claim that the proposed resolution is a tender offer and that it is a tender offer that is not open to all holders of the company's Class B common stock.

With respect to your first objection, I have read the language you quoted from Section 141(a) of the Delaware General Corporation Law. If you were correct in your reading of Section 141(a) and its purported controlling effect on Rule 14a-8(i)(1), then all shareholder proposals would be improper under Delaware Law and, therefore, all shareholder proposals would be in violation of Rule 14a-8(i)(1). That clearly cannot be the case.

With respect to your second objection, I disagree that this is an improper tender offer. Rather it is a buy back by the issuer of its own shares and, therefore, is not a tender offer. Nevertheless, because your objection to it as a tender offer is merely that it is not open to all security holders of the class of security subject to the purported tender offer, I hereby amend the resolution to open the offer to all holders of Class B shares. If Vishay is unwilling to submit to the shareholders at the 2009 annual shareholders' meeting the proposal resolution embodied in my letter of December 17, 2008, then please submit the enclosed amended resolution to the shareholders at the 2009 annual shareholders' meeting.

Very truly yours,



Paul Eisenman

AMENDED RESOLUTION

RESOLVED, that:

The Board of Directors makes an irrevocable offer within 45 days of the adoption of this resolution to repurchase and cancel any or all of the class B shares. The consideration shall be 2.5 shares of Vishay publicly traded common stock for each B share. The total number of class B shares is approximately 14,354,482. The offer will expire 30 days from the date of the offer.

DISCUSSION

The intent of this resolution is to take voting control of the Corporation away from Felix Zandman and turn it over to the publicly traded common shareholders. Vishay has two classes of voting stock; (a) the publicly traded common (1 vote per share), approximately 54% of the voting power and (b) the B shares (10 votes per share), approximately 46% of the voting power. Although Felix Zandman owns only 4.7% of the equity of the Corporation, he essentially has sole voting power over substantially all of the B shares and, thus, control of the Corporation which he has used for his and his family's benefit, to the detriment of the other class B shareholders (i.e., the Slaner family) and the other common shareholders by, for example:

- Amended performance-based compensation plan for Zandman
- Amending his employment contract to give himself a claim against the Corporation that could exceed $1B (See, Form 14 A filed 4/16/08, p.38
- Amendment to Company's certificate to authorize new class C shares (10 shares for one vote) withdrawn after lawsuit (See, Form 14 A filed 5/4/06)
- Senior Executive Phantom stock plan
- Staggered Board which includes family members and non-independent people

B shares are exchangeable for publicly traded shares on a one for one basis at the option of the owner. There are 172 million publicly traded shares outstanding.

This resolution would compel the Corporation to offer to exchange each holder of class B shares (10 votes) 2.5 common (1 vote) publicly traded shares. The net result would be the cancellation of the class B shares and the issuance of approximately 35,886,205 million shares of new publicly traded common stock, resulting in a dilution of the publicly traded stock by approximately 11.8%, but, of more importance, reducing Mr. Zandman's voting power to 11.7% and creating a better chance for the publicly traded common shareholders, i.e., the shareholders who have the greatest financial stake in the Corporation, to take control of the Corporation.

Recent research suggest that voting control by insiders may lead to management entrenchment that can have a negative impact on firm investment (Gompers, Ishaii & Metrick, Incentives vs. Control: An Analysis of U.S. Dual-class Companies (Jan. 2004)